Exhibit 99.31

Fire & Flower Announces 2019 Fiscal and Fourth Quarter Financial and Operational Results

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, April 30, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF), today announced its financial and operational results for the fifty-two and thirteen-weeks ended February 1, 2020.

Financial and Operational Highlights for the 2019 Fiscal Year

Fifty-two weeks ended February 1, 2020

●	Achieved the target of 45 open and operating retail stores ahead of schedule, on January 13, 2020 across the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.
●	Total revenue of $51.1 million at a gross profit of 36.4%, compared to revenue of $13.0 million at a gross profit of 38.4% for the 2018 fiscal year – representing a 294% increase in revenue.
●	Closed the strategic investment with Alimentation Couche-Tard Inc. (“Couche-Tard”) with an initial investment of $25.9 million (through 2707031 Ontario Inc., an indirect wholly-owned subsidiary). The strategic investment would result in Couche-Tard obtaining a controlling interest in Fire & Flower if all securities issued in connection with the strategic investment are converted/exercised in full.
●	Completed numerous acquisitions relating to cannabis retail stores in British Columbia, Alberta and Saskatchewan.
●	Secured more than $27 million of capital through a bought deal private placement financing in June of 2019.
●	Hifyre launched the Spark Perks™ member program providing benefits such as Fastlane “click-and-collect” checkout, exclusive deals and access to member-only events. As of the end of the Company’s fiscal year, the program has enrolled more than 60,000 members.
●	Commercialized the Hifyre™ Digital Retail and Analytics Platform producing an independent high margin revenue stream.
●	Hifyre entered into a strategic licence agreement with COVA Software Solutions, an industry-leading point of sale company to further commercialize the Hifyre Digital Retail and Analytics Platform across Canada and in international markets.
●	Implemented a restructuring plan as part of normal-course retail operations to maximize profitability across the Retail Platform.

Subsequent Financial and Operational Highlights post February 2, 2020

●	Maintained business continuity during the COVID-19 public health crisis through rapidly implementing safety operating procedures and the ability to continue to serve customers through the Hifyre Digital Retail and Analytics Platform including the Spark Fastlane™ “click-and-collect” service, curbside pickup and home delivery in select provinces.

●

Closed two private placements for aggregate gross proceeds of $28 million with Green Acre Capital LP acting as the lead investor and AltaCorp Capital Inc. acting as the exclusive financial advisor to Fire & Flower in connection with the offerings.

●	Entered into a commitment letter with ATB Financial for senior secured credit facilities of up to $10 million with an option to secure an additional $5 million, subject to ATB Financial’s consent and other customary conditions.
●	Hifyre’s Spark Perks member program achieved more than 95,000 active members and continues to deliver highly engaged customers across the Fire & Flower Retail Platform
●	Forced the conversion of all remaining licensed producer debentures through the issuance of 12,223,638 common shares

Financial Highlights for the Fourth Quarter

Thirteen weeks ended February 1, 2020

●	Total revenue of $16.8 million at a gross profit of 36.6%, compared to $13.7 million at a gross profit of 34.7%
●	An increase in revenue of 18.5% and an increase of 5.2% in gross profit compared to Q3- 2019
●	Incurred a $6.5 million restructuring charge, primarily related to non-cash write-offs of the assets affected by the Restructuring Plan
●	Incurred a $4.6 million impairment charge to write down certain long-term assets to their fair values

“The financial and operational results for our fiscal 2019 year and the fourth quarter demonstrate Fire & Flower’s continued track record of meeting our organizational goals. This includes delivering on our store target of 45 open and operating retail locations by the end of the fiscal year and dramatically growing our sales,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Looking forward to fiscal 2020, our focus will be on optimizing and growing our retail network where the Hifyre Digital Retail and Analytics platform continues to be our competitive advantage. We will focus on addressable markets and participating in those markets in a meaningful and accretive fashion to our business.”

Selected Summary of Financial Results

	Thirteen weeks ended			Fifty-two weeks ended
Statement of Loss and Comprehensive Loss	February 1, 2020 ($)	February 2, 2019 ($)	$ Change %Change	February 1, 2020 ($)	February 2, 2019 ($)	$ Change %Change
Revenue	16,788	10,457	6,331	51,106	12,979	38,127
			61%			294%
Cost of goods sold	(10,640)	(6,675)	(3,964)	(32,499)	(8,002)	(24,497)
			59%			306%
Gross profit	6,149	3,782	2,367	18,608	4,978	13,630
			63%			274%
Expenses
General and administrative	10,023	10,592	(568)	30,259	20,812	9,447
			-5%			45%
Share-based payments	728	358	370	3,101	5,672	(2,571)
			103%			-45%
Marketing and promotion	387	720	(333	1,679	3,032	(1,352)
			-46%			-45%
Acquisition costs	292	0	292	492	211	282
			0%			133%
Depreciation & Amortization	2,145	361	1,783	7,653	495	7,157
			493%			1445%
Impairment	4,613	0	4,613	4,613	0	4,613
			NM			NM
Restructuring charges	6,469	0	6,469	6,469	0	6,469
			NM			NM
Total Expenses	24,656	12,031	12,625	54,266	30,222	24,044
			105%			80%
Loss from operations	(18,507)	(8,249)	(10,258)	(35,658)	(25,244)	(10,414)
			124%			41%
Listing expense	0	(470)	470	(1,835)	(470)	(1,365)
			-100%			290%
Gain (loss) on revaluation of derivative liability	1,710	1,299	411	31,193	(9,598)	40,791
			32%			-425%
Loss on debt extinguishment	0	0	0	(9,028)	0	(9,028)
			0%			NM
			(68)			24
Interest income	161	229	-30%	384	359	7%
Finance costs	(5,652)	(1,383)	(4,269)	(17,650)	(2,846)	(14,805)
			309%			520%
Other (expense) income	(3,781)	(325)	(3,456)	3,064	(12,555)	15,618
			1064%			-124%
Net income / (loss) and comprehensive gain / (loss)	(22,288)	(8,573)	(13,714)	(32,594)	(37,799)	5,204
			160%			-14%
Net income / (loss) per share, basic	$(0.16)	$(0.11)	$(0.05)	$(0.28)	$(0.55)	$0.28
			45%			-50%
Net income / (loss) per share, diluted	$(0.16)	$(0.11)	$(0.05)	$(0.28)	$(0.55)	$0.28
			45%			-50%
NM – Not Meaningful

During the fifty-two weeks ended February 1, 2020, the Company generated revenue of $51.1 million including sales of $42.9 million in the Retail Platform, $5.6 million in the Distribution Platform and sales of $2.6 million in the Digital Retail and Analytics Platform.

During the thirteen weeks ended February 1, 2020, the Company generated revenue of $16.8 million including sales of $13.7 million in the Retail Platform, $2.1 million in the Distribution Platform and sales of $1.0 million in the Digital Retail and Analytics Platform.

Total gross profit for the fifty-two weeks ended February 1, 2020 was $18.6 million or 36.4% of revenue with retail and wholesale operations delivering $16.0 million, or 33.0%, gross profit, compared to $5.0 million with retail and wholesale operations delivering $4.5 million, or 35.7% of gross profit for the fifty-two weeks ended February 2, 2019.

Total gross profit for the thirteen weeks ended February 1, 2020 was $6.1 million or 36.6% of revenue with the Retail Platform delivering $5.1 million, or 32.6%, gross profit, compared to $3.8 million with retail and wholesale operations delivering $3.5 million, or 34.7% of gross profit for the thirteen weeks ended November 2, 2019.

For the 2019 fiscal year, the Company recorded net comprehensive loss of $(32.6) million, or net loss per share, and on a fully diluted basis of $0.28. The net comprehensive loss incurred during the year was due to operating losses as the Company continues to invest in the expansion of its business lines, finance costs, and restructuring and impairment charges, partially offset by gains on its derivative liabilities.

Retail Platform Update

Throughout Fire & Flower’s fiscal 2020 year, the Company will be focused on continuing to build out its retail network. The Company intends to prioritize expansion in the Ontario market for the current fiscal year, and also intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit.

Fire & Flower has received its Retail Operator Licence and has submitted applications to the AGCO for an additional eight store locations.

In March of 2020, the Company announced the acquisition of the Ottawa and Kingston, Ontario stores that were initially operated under licence agreements by two Ontario cannabis retail store licence holders.

Fire & Flower has implemented a restructuring plan focused on optimizing the Company’s retail footprint by focusing on stores that are accretive to the business. This plan will close three locations in Alberta and will allow the Company to deploy resources and licence cap allocation to locations with higher profit potential.

The Hifyre Digital Retail and Analytics platform combined with extensive market research and trade area analysis provides a data-driven approach to optimization of the Retail Platform with the goal of maximizing both geographic reach and store profitability.

HifyreTM Digital Retail and Analytics Platform

Through its wholly-owned subsidiary, Hifyre Inc., the Company continues to commercialize and expand its digital retail and analytics platform that collects and analyzes consumer data to develop insights related to purchase preferences.

During the COVID-19 public health crisis, the Hifyre Digital Retail and Analytics platform has proven to be a competitive advantage, enabling Fire & Flower to rapidly deploy services such as curbside pickup, home delivery and click-and-collect services.

During the fiscal 2019 year, Hifyre launched the Spark PerksTM members program. Member benefits within the program include: Fastlane “click-and-collect”, exclusive deals and access to member-only events. Since the launch of Spark Perks in Fire & Flower retail stores, the program has enrolled more than 95,000 active members.

The Hifyre IQ product provides real time reporting and analysis to the Company’s marketing, retail experience and merchandising teams and is supplied to licensed producers to assist in demand forecasting, product development and sales reporting. Throughout the thirteen weeks ended February 2, 2020, Hifyre has continued to commercialize this platform through external account sales.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

Open Fields Distribution Platform

The Company continues to operate a cannabis wholesale business in the province of Saskatchewan, through its wholly-owned subsidiary 10926671 Canada Inc. (“Open Fields”). Open Fields purchases cannabis products directly from licensed producers and distributes those products to both Fire & Flower and other retailers across the province. Additionally, Open Fields sources accessory products from global suppliers and distributes those products to Fire & Flower stores across Canada.

During the 2019 fiscal year, Open Fields produced an additional revenue and margin opportunity through external account sales to other retailers in the province.

Fire & Flower’s ability to successfully execute the Distribution Platform demonstrates how this model can be adapted for use in other jurisdictions through direct relationships with licensed producers and accessory suppliers.

Adjusted EBITDA

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share- based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. As other companies may calculate this non-IFRS measures differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Adjusted EBITDA please refer to “Non-IFRS Financial Measures” in the Company’s management discussion and analysis for the fifty-two weeks ended February 1, 2020.

Adjusted EBITDA for the fifty-two weeks ended February 1, 2020 was $16.3 million loss compared to $18.4 million for the fifty-two weeks ended February 2, 2019. Adjusted EBITDA for the thirteen weeks ended February 1, 2020 was $5.3 million loss compared to $7.1 million for the thirteen weeks ended February 2, 2019.

	Thirteen weeks ended		Fifty-two weeks ended
Expressed in CDN $000’s	February 1, 2020($)	February 2, 2019 ($)	February 1, 2020 ($)	February 2, 2019 ($)
Loss fromoperations – as reported	(18,507)	(8,249)	(35,658)	(25,244)
Share-based payments	728	358	3,101	5,672
Acquisition costs	292	-	492	211
Depreciation & Amortization	2,145	361	7,653	495
Professional fees related to financing activities	201	472	630	472
Impairment	4,613	-	4,613	-
Restructuring charges	6,469	-	6,469	-
Lease liability payments	(1,198)	-	(3,613)	-
Adjusted EBITDA	(5,258)	(7,057)	(16,313)	(18,394)

Conference Call

Fire & Flower will host a conference call today, April 30, 2020 at 8:30 AM ET to discuss these results. Trevor Fencott, Chief Executive Officer and Nadia Vattovaz, Chief Financial Officer will provide a management presentation by a question and answer session with research analysts.

Date:	Thursday, April 30, 2020
Time:	8:30 AM Eastern Time

Conference Call:	1-888-390-0546
Conference ID:	8604477401

Replay Number:	1-888-390-0541
Replay Passcode:	477401#

Note: Replay is available until May 21, 2020

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interests in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fifty-two weeks ended February 2, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/April2020/30/c7379.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp. CNW 07:00e 30-APR-20